October 2, 2015

VIA EDGAR
Ms. Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Post-Effective Amendment No. 4 to Form S-11
Filed September 1, 2015
File No.: 333-194280
Dear Ms. Gowetski:
We are submitting this letter in response to your written comments in a letter dated September 8, 2015 (the "Comment Letter") related to Post-Effective Amendment No. 4 ("Amendment No. 4") to the Registration Statement on Form S-11 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on September 1, 2015. For your convenience, the numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 4.
Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 6
1. We note you are offering Class A and Class T shares, each at a price of $10 per share. We further note that each class will be entitled to the same distributions as other classes and that the net asset value will be the same across share classes. With a view toward disclosure, please more specifically tell us the differences between the two classes and whether there is any economic difference to an investor between the two classes. In addition, please explain to us why an investor may choose to purchase shares of one class as opposed to another.
Response:    In response to this comment, please be advised that there is no economic difference to an investor between Class A shares and Class T shares. Subsequent to the filing of Amendment No. 4, the Company has made a determination to cease offering Class A shares and commence offering only Class T shares, which the Company believes partially resolves this comment. However, with a view toward disclosure, we have revised the "Questions and Answers About this Offering" section to more fully describe the difference between the two share classes in response to this comment.
We respectfully request that you please clear this comment.
2. Please revise to state how long you expect to pay the stockholder servicing fee and the aggregate amount you expect to pay before reaching the 10% cap. This amount can be stated on a per share basis.
Response:    In response to this comment, the Company has added the following disclosure to the "Questions and Answers About this Offering" and to Footnote 5 to the "Management Compensation" table contained on page 104 of Amendment No. 4:
We currently estimate that we will pay stockholder servicing fees up to 6 years, but in no event will our underwriting expenses exceed 10% of our gross offering proceeds. We cannot predict the length of time over which we will pay this fee due to, among many factors, the varying dates of purchase and the timing of a liquidity event. The

Griffin Capital Essential Asset REIT II, Inc.

aggregate amount of stockholder servicing fees we expect to pay (based on the assumption of $1.8 billion in gross offering proceeds pursuant to the sale of Class T shares) is approximately $72 million.

We respectfully request that you please clear this comment.
Compensation to Our Advisor and its Affiliates, page 15
3. We note your disclosure here, and in the estimated use of proceeds section, assumes that 30% of the common shares sold in the offering will be Class A shares, and that 70% sold will be Class T shares. Considering that you have only sold Class A shares to date, please revise to explain the basis for this assumption.
Response:    In response to this comment, the Company respectfully submits that the Company's determination subsequent to the filing of Amendment No. 4 to cease offering Class A shares and commence offering only Class T shares resolves this comment. The allocation described in the revised prospectus is based upon actual amounts sold and remaining, and is not an assumption. We respectfully request that you please clear this comment.
4. We note that your advisor will pay the 2% dealer manager fee on Class T Shares at the time of the sale and that you will pay the remaining 1% dealer manager fee ratably over a period of years. Please tell us how you considered whether such fees should be included in the estimated use of proceeds section. Please also tell us the extent to which the dealer manager fees for Class T Shares are represented by the estimated amount of the dealer manager fee for the maximum offering in the compensation table on page 15.
Response:    In response to this comment, please be advised that the Company has carefully considered the disclosure contained in the sections referenced. Further, subsequent to the filing of Amendment No. 4, the Company has revised the procedure for payment of the dealer manager fee such that 1% of such fee is paid up-front at the time of sale of a share out of offering proceeds, rather than being paid ratably over a period of years. The Company has revised the disclosure in the prospectus accordingly. In addition, pursuant to our further telephone conversations, the Company has revised the disclosure in the "Estimated Use of Proceeds" section to clearly show the full dealer manager fee and organization and offering expenses (and also the advisor’s funding of the dealer manager fee and organization and offering expenses), so that all of those fees, regardless of whether payment is out of offering proceeds or funded by the advisor, are reflected in that section. The Company feels that the elimination of the portion of the dealer manager fee paid ratably over a period of years resolves the latter part of this comment. However, we hereby confirm that the full amount of the dealer manager fees for the maximum primary offering of $2.0 billion in shares, allocated as set forth in the prospectus, are represented by the estimated amount of the dealer manager fee for the maximum offering in the compensation table on page 15 of Amendment No. 4 and in the corresponding section of the revised prospectus. We respectfully request that you please clear this comment.
The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Griffin Capital Essential Asset REIT II, Inc.

Very truly yours,

/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.